UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Foresight Energy LP
(Name of Issuer)
Common Units Representing Limited Partner Interests, No Par Value
(Title of Class of Securities)
34552U104
(CUSIP Number)
Paul Vining
 President
Foresight Reserves LP
3801 PGA Blvd Ste 903
Palm Beach Gardens, FL
(561) 775-9770
With a Copy to:
Gregory P. Patti, Jr.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Christopher Cline
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 20,552,766
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,552,766
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,552,766 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Calculated based on (1) 66,104,908 Common Units (as defined herein) of the Issuer (as defined herein) outstanding as of February 24, 2017, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2016 and (2) 9,628,108 Common Units issued to Murray Energy Corporation and one of its affiliates on March 27, 2017, as reported in the Issuer's Current Report on Form 8-K filed on March 29, 2017.

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ITEM 1.	SECURITY AND ISSUER
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common units representing limited partner interests (the “Common Units”) of Foresight Energy LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at: One Metropolitan Square, 211 North Broadway, Suite 2600, St. Louis, MO 63102. Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND
(a), (b), (c), (f) This statement is being filed by Christopher Cline, a citizen of the United States of America (“Cline” or the “Reporting Person”).  The business address, present principal employment and the name and address of the corporation or other organization in which such employment is conducted of the Reporting Person is set forth on Schedule I hereto.
(d), (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION
This Amendment No. 1 is being filed by the Reporting Person to disclose the termination of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that may have been deemed to have been formed in connection with the execution of the Power of Attorney Agreement, as previously disclosed in the Schedule 13D filed by the Reporting Person and certain other parties on September 9, 2016 (the “Original Schedule 13D”).  This filing is not being made as a result of any acquisition or disposition of Common Units by the Reporting Person.
The Original Schedule 13D was filed in connection with a restructuring of the Issuer (the “Restructuring”), the terms of which were described in the Original Schedule 13D and in the Issuer’s Current Report on Form 8-K filed September 6, 2016, which was incorporated by reference into the Original Schedule 13D.  As disclosed in the Original Schedule 13D, as part of the Restructuring two wholly owned subsidiaries of the Issuer issued Senior Secured Second Lien Exchangeable PIK Notes due 2017 (“Exchangeable PIK Notes”) (which were guaranteed by the Issuer) to, among other persons, (i) Cline, (ii) four trusts for the benefit of Cline’s children (collectively, the “Trusts”), which trusts collectively own all of the interests in Cline Trust Company LLC, a limited liabilility company (“Cline Trust Company”) of which Donald R. Holcomb (“Holcomb”) is manager, (iii) Michael J. Beyer (“Beyer”), (iv) Munsen LLC, a limited liability company (“Munsen”) controlled by John Dickinson (“Dickinson”), (v) Filbert Holdings LLC, a limited liability company (“Filbert”) controlled by Andrew Rimbach (“Rimbach”), and (vii) Forest Glen Investments LLC, a limited liability company (“Forest Glen”) controlled by Brian Glasser (“Glasser”).
Cline, Cline Trust Company, Holcomb, Beyer, Dickinson, Rimbach and Glasser were the reporting persons in the Original Schedule 13D (the “Original Schedule 13D Reporting Persons”).  Cline, Beyer, Munsen, Filbert, Forest Glen, the Trusts and Foresight Reserves, LP (“Reserves”) (which is controlled by Cline) were referred to in the Original Schedule 13D and are referred to herein as the “Reserves Investor Group”.
As further disclosed in the Original Schedule 13D, in connection with the Restructuring, the Issuer, Reserves (on behalf of itself and as attorney-in-fact for the other members of the Reserves Investor Group) and Murray Energy Corporation (“MEC”) entered into a Financing Letter Agreement governing certain rights of Reserves and the Reserves Investor Group and obligations of MEC and the Issuer in connection with a refinancing of the Exchangeable PIK Notes.  Also in connection with the Restructuring, the members of the Reserves Investor Group entered into a Power of Attorney Agreement providing that, in the event of a refinancing of the Exchangeable PIK Notes by the Issuer or any of its subsidiaries, Reserves would have the right, in its sole discretion, to make, on behalf of the members of the Reserves Investor Group, certain elections set forth in the Financing Letter Agreement with respect to the refinancing.  As a result of the Reserves Investor Group having entered into the Power of Attorney Agreement and Reserves having entered into the Financing Letter Agreement on behalf of the Reserves Investor Group, the Original Schedule 13D Reporting Persons may have been deemed to have been members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  As a result, on September 9, 2016 the Original Schedule 13D Reporting Persons filed the Original Schedule 13D.

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CUSIP No. 34552U104		Page 3

On March 28, 2017, the Issuer refinanced in full the Exchangeable PIK Notes.  As a result of such refinancing, the Power of Attorney Agreement was terminated and the “group” of which the Original Schedule 13D Reporting Persons may have been deemed to have been members was terminated.
In addition, as disclosed by Issuer in its Current Report on Form 8-K filed on March 7, 2017, in connection with the refinancing MEC exercised its option to acquire an additional 46% voting interest in Foresight Energy GP, LLC (“FEGP”), which is the general partner of Issuer, from Reserves and Michael J. Beyer pursuant to the terms of that certain option agreement dated April 16, 2015, thereby increasing MEC’s voting interest in FEGP to 80%.  As of March 28, 2017, Cline is no longer a director of FEGP.
Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as he may determine.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a), (b) Cline may be deemed to beneficially own 20,552,766 Common Units, which represents approximately 27.1% of the outstanding Common Units, based upon (1) 66,104,908 Common Units of the Issuer outstanding as of February 24, 2017, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2016 and (2) 9,628,108 Common Units issued to Murray Energy Corporation and one of its affiliates on March 27, 2017, as reported in the Issuer's Current Report on Form 8-K filed on March 29, 2017. Cline has sole voting and dispositive power over the 20,552,766 Common Units, 19,089,217 of which are owned directly by Cline and 1,463,549 of which are owned directly by Cline Resource and Development Company, which is wholly owned by Cline.
(c) No transactions in the Common Units were effected during the past 60 days by the Reporting Person.
(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Units.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Reserves is a party to a registration rights agreement (the “Registration Rights Agreement”), dated as of August 30, 2016, between the Issuer, Reserves, and the other parties thereto, requiring the Issuer, on demand by Reserves, to file a registration statement to register the resale of Common Units owned by Reserves or its affiliates (including the Reporting Person), subject to the limitations set forth therein.  This description of the Registration Rights Agreement is qualified in its entirety by the text of the Registration Rights Agreement, which is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT
Exhibit 99.1
Registration Rights Agreement, dated as of August 30, 2016, among the Issuer, Reserves and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 6, 2016).

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CUSIP No. 34552U104

SCHEDULE I
Reporting Person	Address/Business Address	Principal Employment	Name, Address of Organization
Christopher Cline	c/o Cline Resource and Development Company 3801 PGA Blvd., Suite 903 Palm Beach Gardens, FL 33410	Business person, Mining	Cline Resource and Development Company 3801 PGA Blvd., Suite 903 Palm Beach Gardens, FL 33410

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CUSIP No. 34552U104

SIGNATURES
After reasonable inquiry and to the best of  the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 30, 2017	CHRISTOPHER CLINE

	By:	/s/ Christopher Cline